UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): June 29, 2022

LANDA APP 2 LLC

(Exact name of issuer as specified in its charter)

Delaware	87-1767314
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 W. 18th Street

New York, NY 10011

(Full mailing address of principal executive offices)

646-905-0931

(Issuer’s telephone number, including area code)

Membership Interests:

Landa App 2 LLC - 2174 Scarbrough Road Stone Mountain GA LLC	Landa App 2 LLC - 3192 Lake Monroe Road Douglasville GA LLC
Landa App 2 LLC - 153 Spring Valley Stockbridge GA LLC	Landa App 2 LLC - 45 Robertford Drive Covington GA LLC
Landa App 2 LLC - 126 Wildwood Road Stockbridge GA LLC	Landa App 2 LLC - 303 Kellys Walk Locust Grove GA LLC
Landa App 2 LLC - 137 Spring Valley Circle Stockbridge GA LLC	Landa App 2 LLC - 4085 Springvale Way McDonough GA LLC

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

The following updates certain information provided in the Master Series Table found in the offering circular (the “Offering Circular”) of Landa App 2 LLC (the “Company”), dated December 2, 2021, and filed on the SEC’s website on December 3, 2021, regarding the property set forth below (the “Property”).

New Lease Agreements and Renewals

The following lease agreement ( “Lease Agreement”) was renewed with the tenant on the terms set forth in the table below.

Series	Address	Lease Commencement Date	Monthly Rental Income (1)	Lease Expiration Date (2)
Landa App 2 LLC - 45 Robertford Drive Covington GA LLC	45 Robertford Drive, Covington, GA 30016	June 29, 2022	$2,204	June 30, 2023

(1)	The Monthly Rental Income reflects the monthly rental payment set forth in the Lease Agreement.

(2)	After the Lease Expiration Date, the Lease Agreement will become a month-to-month lease, unless the tenant provides written notice at least thirty (30) days prior to the Lease Expiration Date of an intention to terminate the Lease Agreement.

The foregoing is a summary of the terms of the Lease Agreement for the Property set forth in the table above and does not purport to be a complete description of such terms. This summary is qualified in its entirety by reference to the Lease Agreement, a form of which is available here.

Distribution Declaration

On July 1, 2022, Landa Holdings, Inc. (the “Manager”), as manager to each of the following series (each a “Series” and collectively the “Series”) of the Company, declared and paid a cash distribution (the “Distribution”) for such Series for the month of June 2022 (the “Distribution Period”), in the amount set forth in the table below.

For Shares purchased during the Distribution Period, holders of shares in each Series (“Shares”) will be eligible to receive distributions (rounded) calculated on a pro-rata basis, based on the number of days in the applicable Distribution Period that such holder owned such Shares.

Series	Cash Available for Distribution	Distribution per Share (1)
Landa App 2 LLC - 2174 Scarbrough Road Stone Mountain GA LLC	$580.25	$0.058
Landa App 2 LLC - 153 Spring Valley Stockbridge GA LLC	$904.12	$0.090
Landa App 2 LLC - 126 Wildwood Road Stockbridge GA LLC	$551.07	$0.055
Landa App 2 LLC - 137 Spring Valley Circle Stockbridge GA LLC	$462.88	$0.046
Landa App 2 LLC - 3192 Lake Monroe Road Douglasville GA LLC	$640.80	$0.064
Landa App 2 LLC - 45 Robertford Drive Covington GA LLC	$1,109.75	$0.111
Landa App 2 LLC - 303 Kellys Walk Locust Grove GA LLC	$873.53	$0.087
Landa App 2 LLC - 4085 Springvale Way McDonough GA LLC	$758.02	$0.076

(1)	Each Share represents a 1/10,000th interest in the Distribution.

For any additional information regarding the Shares discussed herein, shareholders should refer to the Offering Circular available here. Further information detailing the calculation of cash available for distribution for each Series is available on the Landa Mobile App, which is available on iOS and Android devices.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 6, 2022	LANDA APP 2 LLC

	By:	Landa Holdings, Inc.,
its Manager

	By:	/s/ Yishai Cohen
	Name:	Yishai Cohen
	Title:	Chairman, Chief Executive Officer, and President

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